June 9, 2025

Ivy Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District,
Shenzhen, People's Republic of China 518000

       Re: MicroCloud Hologram Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           Response dated May 30, 2025
           File No. 001-40519
Dear Ivy Zhen:

       We have reviewed your May 30, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 20,
2025 letter.

Form 20-F for the fiscal year ended December 31, 2024
Results of Operations
General and administrative expenses, page 70

1. We note your response to prior comment 5. Please explain how the "exercise" of shares issued pursuant to the 2023 Equity Incentive Plan resulted in the recognition of compensation expense. In your response tell us the type of awards issued in both fiscal 2023 and 2024 and the terms of such awards. Also, revise to include disclosures pursuant to ASC 718-10-50-1 and 50-2 in future filings.
 June 9, 2025
Page 2
General

2. Please address the following as it relates to your response to prior comment 6:
           Tell us the date on which the company determined that Tiger Initiative Investment
           Ltd (Tiger) and Lucky Monkey Holdings Limited (Lucky Monkey) would receive
           Class B Ordinary shares and the exact date during fiscal 2025 when such shares were issued to each entity.
           You state that the shares were allocated exclusively to Tiger and Lucky Monkey in accordance with the Convertible Note Purchase Agreement and you reference a
           Form 6-K filed on August 14, 2024. However, the terms of the Agreement included in such filing do not refer to the issuance of Class B Ordinary shares.
           Please explain.
           Tell us how you determined that only Tiger and Lucky Monkey would receive
           Class B Ordinary shares in exchange for their convertible notes. Tell us whether there are any related party interests between Tiger
(including it's
           sole owner, Zongge Zhange), Lucky Monkey (including its sole owner, Jiahui
           Lu), the company, and its officers and directors including Wei Peng, the
           Chairman of the Board and if so, revise to disclose such information. In this regard, we note as part of the Business Combination with Golden Path Acquisition, Tiger, Lucky Monkey and others gave their voting rights to Best
           Road Holdings Limited, an entity owned by Wei Peng.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology